

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

February 29, 2008

Mr. Dennis G. Moore
Senior Vice President and CFO
J&J Snack Foods Corp.
6000 Central Highway
Pennsauken, New Jersey 08109

> **RE:** **J&J Snack Foods Corp.**
> **Annual Report on Form 10-K**
> **Filed December 12, 2007**
> **Schedule 14A**
> **Filed December 12, 2007**
> **File No. 0-14616**

Dear Mr. Moore:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Compensation Discussion and Analysis, page 8

1. Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.

2.   Identify the specific items or measurements of corporate performance utilized in determining whether corporate performance standards are met for the various forms of performance based compensation.

3.   Indicate specifically whether you engage in the "benchmarking" of total compensation or any material component thereof, and if so, please identify the benchmark and its components. For example, we note that while you indicate in the first paragraph under "Determining Compensation" that "we need not set compensation levels at a targeted percentile or rely solely on such data to make our compensation decisions," you also indicate in your discussion of Mr. Moore's annual cash incentive (page 10) that the Compensation Committee "reviews published reports of salaries and bonuses."

Executive Compensation Objectives, page 8

4.   Reference is made in the last bullet point on page 8 to a "peer group" of companies considered in determining compensation levels. Please identify the companies that constitute this "peer group" for purposes of determining compensation.

Annual Cash Incentive, page 10

5.   Identify the "comparable companies" utilized in determining Mr. Moore's cash bonus amounts.

Long Term Incentives, page 10

6.   What is the basis upon which the allocation between current compensation and long term incentives is made in determining an employee's total compensation? How is the allocation among the various forms of long term incentive compensation determined?

Perquisites, page 11

7.   Please confirm that none of the items exceed the $25,000 limit set forth in Item 402(k)(2)(vii) of Regulation S-K.

Critical Accounting Policies, Judgments and Estimates, page 13

8.   You have identified that your estimate of the useful lives of intangible assets is a critical policy. Expand you discussion to address, for each class of amortizable intangibles, the pertinent factors you consider to determine the useful life, the uncertainties involved, and why such estimates bear the risk of change.

Consolidated Statements of Earnings, pro forma F-5

9.   We note your presentation of shared-based compensation expense at the bottom of your statements of earnings. Please tell us how you believe this presentation complies with the guidance at SAB Topic 14:F.

Notes to Consolidated Financial Statements

Note A –Summary of Significant Accounting Policies, page F-8

10.   Revise this footnote to disclose what your significant accounting policies actually are, rather than only stating that your policies comply with or follow a particular accounting standard or Staff Accounting Bulletin. In particular, address this comment with regard to revenue recognition, impairment policies for long-term and intangible assets, and charges against inventories.

11.   You state that revenue from the sale of products is recognized at the time the products are shipped to third parties. Please confirm that recognizing revenue at the time of shipment, rather than at the time of delivery, is consistent with the terms of your agreements with customers. In other words, confirm that the terms of your product shipments are FOB shipping point rather than FOB destination.

Commodity Price Risk Management, page F-13

12.   Disclose your policy for net losses on firm purchase commitments and separately disclose such losses if material. Refer to ARB 47, Chapter 4, paragraph 17.

Note B – Acquisitions, page F-15

13.   Please explain to us why your pro forma earnings chart on page F-16 excludes the impact of the Home/Ade and Radar acquisitions. Clarify in your footnote disclosure which business combinations are included in the pro forma disclosure. We note that paragraph 54 of SFAS No. 141 requires that the results of material businesses acquired or a series of individually immaterial business combinations that are material in the aggregate should be included, not excluded, for the current and prior periods.

Note C – Investment Securities, page F-16

14.   Expand your disclosure to describe the nature of your equity securities. In particular, address why you consider the equity securities to be short-term in nature and why such securities would not fluctuate from their par value. We may have further comment.

Note F – Goodwill and Intangible Assets, page F-18

15.   It appears you have classified the value assigned to customer relationships from your disclosed acquisitions in Note B as "licenses and rights" in this table. Tell us why you consider customer relationships to be part of the same intangible asset class as licenses and rights, as defined in Statement of Financial Accounting Standards 142.

16.   Disclose the accounting policy for each of your amortized and indefinite life assets such as trade names and goodwill. In particular, disclose the basis for determining the recorded carrying amount and, if applicable, the amortization period used.

Note J – Commitments

Other Commitments, page F-21

17.   Tell us your accounting policy for incurred but not reported (IBNR) claims and how such policy conforms to generally accepted accounting principles, including references to applicable accounting standards. We may have further comment.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to as company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

All accounting comments should be directed to Gary Newberry at (202) 551-3761 or, in his absence, to Sandra Eisen at (202) 551-3864. With respect to all legal comments, you may contact Michael E. Karney at (202) 551-3847 or, in his absence, me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

Sincerely,

H. Roger Schwall
Assistant Director

cc: G. Newberry
        M. Karney